Exhibit 99.1

Optimi Health Completes Psilocybin Export to Australia for Patients With Treatment-Resistant Depression

Optimi’s 5mg psilocybin capsules are prescribed in Australia for treatment-resistant depression.

The export marks Optimi’s third commercial shipment since launching the 5mg psilocybin capsules in September 2025.

VANCOUVER, British Columbia, June 29, 2026 (GLOBE NEWSWIRE) - Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion of its latest export of 5mg psilocybin finished drug product to Australia, marking its third commercial shipment since the September 2025 launch of its 5mg psilocybin capsules.

The shipment included 1,000 capsules of 5mg psilocybin, which are being prescribed in Australia for treatment-resistant depression (“TRD”), an indication for which regulated patient access is available. TRD refers to major depression that has not responded to multiple standard antidepressant treatments and represents a significant unmet medical need.

“We are proud to be among the few Nasdaq-listed companies commercially supplying psilocybin to patients with treatment-resistant depression outside of clinical trials,” said Dane Stevens, CEO and Co-Founder of Optimi. “Our medicine is produced start to finish in Canada and shipped to pharmacy partners globally, and we are seeing expanding reimbursement coverage from both private and public insurers. We believe Australia is providing an early model for how naturally derived psilocybin can be safely prescribed for TRD in real-world practice, and we are not aware of any serious adverse events reported since inception based on data collected through December 31, 2025.”

Australia became the first country in the world to recognize psilocybin as a medicine, rescheduling it from a prohibited substance to a controlled medicine for the treatment of TRD, effective July 1, 2023. MDMA was rescheduled for the treatment of post-traumatic stress disorder on the same day, and Optimi manufactures both psilocybin and MDMA. Patients have since gained broader access under an updated Authorized Prescriber framework that expanded therapist eligibility and treatment settings, as detailed in the Company’s news release dated May 29, 2026.

Under the Therapeutic Goods Administration’s Authorized Prescriber Scheme, Optimi’s psilocybin is being prescribed to patients in Australia and reimbursed by both public and private payers, including the Department of Veterans’ Affairs, the National Disability Insurance Scheme, WorkCover, and Medibank. More than 750 clinicians have been trained to deliver the therapy, and the Company is not aware of any serious adverse events that have been reported under the scheme after more than two years of regulated commercial use.

The exported capsules were produced start to finish in-house at Optimi’s wholly owned GMP facility in Princeton, British Columbia, Canada, under its Health Canada Drug Establishment Licence, and shipped under export authorization issued by Health Canada. Optimi is among a small number of GMP-licensed manufacturers supplying naturally derived psilocybin to the Australian market, where recurring orders contribute to commercial revenue for the Company.

Optimi supplies finished psilocybin and MDMA drug products to regulated markets internationally, in support of both patient access and clinical research. Inquiries regarding product for special access programs and clinical trial supply may be directed to sales@optimihealth.ca.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(262) 357-2918

OPTHF@mzgroup.us

www.mzgroup.us

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the continued and future exports and supply of the Company’s psilocybin products to Australia, continued prescribing, patient access and reimbursement in the Australian market, recurring commercial orders and revenue, the Company’s ability to manufacture and ship products from its Canadian facility, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.